UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended December 31, 2003

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from _______________ to _______________

     Commission file number 0-556

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 SUREWEST KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SUREWEST COMMUNICATIONS
                               200 VERNON STREET
                          ROSEVILLE, CALIFORNIA 95678

                              REQUIRED INFORMATION

                                  SureWest KSOP

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2003 and 2002
                        and year ended December 31, 2003



                                    Contents

Report of Moss Adams LLP, Independent Registered Public Accounting Firm .......1
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm.....2

Financial Statements:

Statements of Net Assets Available for Benefits................................3
Statement of Changes in Net Assets Available for Benefits......................4
Notes to Financial Statements..................................................5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

Signatures....................................................................12

Exhibit Index.................................................................13

     Report of Moss Adams LLP, Independent Registered Public Accounting Firm



The Administrative Committee
SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Auditing Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                               /s/ Moss Adams LLP


Stockton, California
June 11, 2004

   Report of Ernst & Young LLP, Independent Registered Public Accounting Firm



The Administrative Committee
SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.


                              /s/ Ernst & Young LLP

Sacramento, California
May 28, 2003

                                  SureWest KSOP
                 Statements of Net Assets Available for Benefits

                                                                December 31,
                                                          2003                2002
                                                    ----------------- ----------------
Assets

Investments                                         $     78,937,910  $    66,128,968

Receivable from broker for securities sold                   255,984          -

Cash                                                          61,279          -
                                                    ----------------- ----------------

Total assets                                              79,255,173       66,128,968

Liabilities

Due to broker for securities purchased                       254,153          -

                                                    ----------------- ----------------

Net assets available for benefits                   $     79,001,020     $ 66,128,968
                                                    ================= ================


See accompanying notes.

                                  SureWest KSOP
            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


Additions to net assets attributed to:
Investment income:
  Interest and dividend income                         $        1,793,943
  Net appreciation in fair value of investments                 8,032,062
                                                       --------------------
                                                                9,826,005
                                                       --------------------

Contributions:
  Participants                                                  4,242,620
  Employer                                                      2,192,706
  Rollovers                                                       276,811
                                                       --------------------
                                                                6,712,137
                                                       --------------------

      Total additions                                          16,538,142

Deductions from net assets attributed to:
  Benefits and withdrawals paid to participants                 3,666,090
                                                       --------------------

      Total deductions                                          3,666,090
                                                       --------------------


Net increase                                                   12,872,052

Net assets available for benefits:
 Beginning of year                                             66,128,968

                                                       --------------------
 End of year                                           $       79,001,020
                                                       ====================

See accompanying notes.

                                  SureWest KSOP
                          Notes to Financial Statements

                           December 31, 2003 and 2002


1. Plan Description

General
The SureWest KSOP (the "Plan") is a defined contribution plan established by SureWest Communications ("SureWest" or the "Company") effective January 1, 1999. Effective December 31, 2001, the Plan was merged with the SureWest Communications Retirement Supplement Plan with the Plan being the surviving plan. All employees of SureWest and participating subsidiaries are eligible to participate in the Plan on the first day of the month immediately following the date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has two features, a "Stock Bonus" feature and an "Employee Stock Ownership" feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code").

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions
Effective May 1, 2002, participants may contribute, subject to certain limitations imposed by the Code, from 1% to 50% of their monthly salaries, on a pre-tax or after-tax basis, to the Plan. Pre- and after-tax contributions are limited to 50% of each participant's compensation. During the year ended December 31, 2003, SureWest was required to contribute to the Plan each month an amount equal to 100% of the total monthly participant contributions to the Plan, up to 6% of each participant's salary, after one year of service.

Also effective May 1, 2002, all  participant  and Company  contributions  became
participant-directed.     Previously,     all    such     contributions     were
non-participant-directed.

The Plan is authorized to accept the transfer of assets to the Plan that qualify as rollover contributions within the meaning of the Code.

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)


1.       Plan Description (cont'd)

Participant Accounts
Separate accounts are maintained for each participant's contributions, consisting of an Employee Account and a Company Account. Each Employee Account and Company Account is credited with the participant's and the Company's contributions, respectively. Plan earnings are allocated to each participant's Employee Account and Company Account. Such allocations are based on the ratio of the participant's account balance to all participants' account balances in each investment fund. The aggregate benefit to which a participant is entitled is the amount that can be provided from the participant's vested accounts.

Vesting and Payment of Benefits
Participants' Employee and Company Accounts are fully vested and non-forfeitable at all times. In the event of a participant's termination, retirement, death or disability, the value of the participant's Employee and Company Accounts may, at the election of the participant, be distributed in accordance with the Plan's distribution options to the participant or the participant's beneficiary as of the date of the distribution request. Participants at the age of 59-1/2 may elect to withdraw their Employee and Company Accounts, upon the consent of the Administrative Committee. Additionally, under certain circumstances, participants may withdraw specified amounts from their Employee Accounts if they have a financial hardship.

Distributions of benefits under the Plan are generally made in cash. However, if the participant invests in the SureWest Company Stock Fund and so elects, the distribution may be made in whole shares of SureWest's common stock, or a combination of both cash and stock. The number of whole and fractional shares of SureWest's common stock that shall be distributed to the participant is determined by dividing (a) the value of their Company and Employee Accounts held in the SureWest Company Stock Fund by (b) the fair market value of one share of SureWest's common stock on the date the distribution is requested. Any balance in the participant's account representing a fractional share and/or any cash insufficient to purchase a whole share of common stock is distributed in cash.

The following amounts were distributed to participants or their beneficiaries:

                                                    Year ended
                                                December 31, 2003
                                              -----------------------

        Shares of SureWest common stock       $              537,452
        Cash                                               3,128,638
                                              -----------------------

                                               $           3,666,090
                                              =======================

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)


1.       Plan Description (cont'd)

Administrative Expenses and Services
SureWest pays all administrative expenses, except for investment fund administration of the Plan, and provides the Plan with certain additional administrative services without charge. Investment fund administrative expenses are (a) allocated to the participants' Employee and Company Account balances based on the participant's pro rata ownership interest in each fund and (b) recorded as a component of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination
While it has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the full value of the Employee and Company Accounts of all participants affected thereby would remain fully vested and non-forfeitable.

2. Summary of Significant Accounting Policies

Contributions
Contributions from participants are recorded by the Plan when they are received by SureWest. Contributions from SureWest are recorded by the Plan when they become obligations of the Company.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Company's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent their respective net asset values on the last business day of the Plan year. Shares of the institutional money market account are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)


2. Summary of Significant Accounting Policies (cont'd)

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the period from May 1, 2002 through December 31, 2003, the Plan's investments were held in trust by the Vanguard Fiduciary Trust Company ("Vanguard"). Through April 30, 2002, the Plan's investments were held in trust by Wells Fargo Bank N.A. ("Wells Fargo"). Effective May 1, 2002, the Plan's trust agreement requires the trustee to invest the Plan's assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:

                                                                     December 31,
                                                               2003                 2002

                                                           ------------------------------------
  Shares of SureWest common stock                            $     48,947,367    $   46,987,878
  Shares of Vanguard Prime Money Market Fund                          -               3,350,387
  Shares of Vanguard Life Strategy Moderate Growth Fund             4,673,051            -
  Shares of Vanguard Capital Opportunity Fund                       4,586,238            -


The Plan's investments, including investments purchased, sold and held during the year, appreciated in fair value as follows:

                                                           Year ended
                                                       December 31, 2003
                                                   ---------------------

      Shares of SureWest common stock              $          4,351,113
      Shares of registered investment companies               3,680,949
                                                   ---------------------

                                                   $          8,032,062
                                                   =====================

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

4. Concentration of Investments

At December 31, 2003 and 2002, the Plan has a significant portion of its assets invested in the Plan sponsor's common stock (SureWest). The Company's telecommunications operations are conducted in the same geographic region of Northern California where the majority of the employees and Plan participants reside.

The Plan invests in various securities which, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500:

                                                                        December 31,
                                                                     2003                 2002
                                                            --------------------------------------
    Net assets available for benefits per                   $      79,001,020  $       66,128,968
    the financial statements

    Less: Amounts allocated to withdrawing participants               -                  (152,912)
                                                            ------------------   -----------------

    Net assets available for benefits per the Form 5500     $      79,001,020  $       65,976,056
                                                            ======================================

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

5. Reconciliation of Financial Statements to Form 5500(cont'd)

The following is a reconciliation of benefits paid to participants per the Plan's financial statements to the Form 5500:

                                                               Year ended
                                                           December 31, 2003
                                                         ---------------------

  Benefits and withdrawals paid to participants
  per the financial statements                           $           3,666,090

  Less: Amounts allocated on Form 5500 to withdrawing
   participants at December 31,  2002                                 (152,912)
                                                         ---------------------

  Benefits paid to participants per the Form 5500        $           3,513,178
                                                         =====================

Amounts allocated to withdrawing participants are recorded as benefits payable in the Form 5500 for benefit claims processed and approved for payment prior to year-end, but not yet paid as of year-end.


6. Transactions With Parties-In-Interest

Effective May 1, 2002, the Plan's Investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the year ended December 31, 2003, the Plan purchased 107,084 shares of SureWest common stock with an aggregate cost of $3,327,678. In addition, during the year ended December 31, 2003, the Plan sold 141,720 shares of SureWest common stock, with an aggregate fair value at the date of sale of $5,171,923. The Plan received dividends from SureWest of $1,274,537 during the year ended December 31, 2003.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                                              EIN: HF-68-0365195
                                                                 Plan Number 003

                                  SureWest KSOP
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003


                                                                                (c)
                                                                  Description of Investment
                                                               Including Maturity Date, Rate of
             Identity of Issue, Borrower, Lessor,                  Interest, Collateral, Par                (e)
  (a)                or Similar Party                                or Maturity Value                  Current Value
-------- ---------------------------------------------------- -------------------------------------- ------------------
Common Stock:
*        SureWest Communications                              1,210,969 shares, without par value    $      48,947,367

Registered Investment Companies:
*        American Funds EuroPacific Growth Fund               28,761 shares                          $         868,863

*        Vanguard 500 Index Fund Investor Shares              36,971 shares                          $       3,795,824

*        Vanguard Capital Opportunity Fund                    180,490 shares                         $       4,586,238

*        Vanguard Growth & Income Fund Investor Shares        105,259 shares                         $       2,940,930

*        Vanguard LifeStrategy Conservative Growth Fund       213,401 shares                         $       3,102,846

*        Vanguard LifeStrategy Growth Fund                    77,515 shares                          $       1,407,679

*        Vanguard LifeStrategy Income Fund                    246,068 shares                         $       3,248,099

*        Vanguard LifeStrategy Moderate Growth Fund           281,340 shares                         $       4,673,051

*        Vanguard Prime Money Market Fund                     2,701,020 shares                       $       2,701,020

*        Vanguard Total Bond Market Index Fund                258,583 shares                         $       2,665,993

                                                                                                     ------------------
                                                                                                     $      78,937,910
                                                                                                     ==================

* A party-in-interest as defined by ERISA.
Column (d) cost, has been omitted, as investments are all participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2004            SUREWEST KSOP


                                /s/ Brian H. Strom
                                -----------------------------------------------
                                BRIAN H. STROM
                                President and CEO

                                  SureWest KSOP
                                  Exhibit Index


Exhibit No.                 Description        Method of Filing      Page

23.1        Consent of Moss Adams LLP,               Filed            14
            Independent Registered                 herewith
            Public Accounting Firm

            Consent of Ernst & Young LLP,            Filed            15
23.2        Independent Registered Public          herewith
            Accounting Firm

                                                                    EXHIBIT 23.1

    Consent of Moss Adams LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87222) pertaining to the SureWest KSOP of our report dated June 11, 2004, with respect to the 2003 financial statements and schedule of the SureWest KSOP included in this Annual Report (Form 11-K) for the year ended December 31, 2003.



                               /s/ Moss Adams LLP

Stockton, California
June 25, 2004

                                                                    EXHIBIT 23.2

   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87222) pertaining to the SureWest KSOP of our report dated May 28, 2003, with respect to the statement of net assets available for benefits of the SureWest KSOP as of December 31, 2002 included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


                              /s/ Ernst & Young LLP


Sacramento, California
June 25, 2004